Shinhan Bank holds Extraordinary Shareholders’ Meeting

On October 11, 2007, Shinhan Bank, a bank subsidiary of Shinhan Financial Group, held an extraordinary shareholders’ meeting to gain approval for the following agenda.

Agenda 1: Appointment of a Director (Outside Director)

• Approved

Details of Outside Director appointed

1.	Name: Mr. Baek Soon Lee

2.	Date of Birth: October 8, 1952

3.	Tenure: 1 year

4.	Main Work Experience

2006 Executive Vice President, Shinhan Bank

2007 Deputy President, Shinhan Financial Group (current)